

January 14, 2014

Via E-Mail
Mr. Hon Siang Chin
Chief Financial Officer
Asia Green Agriculture Corporation
Shuinan Industrial Area
Songxi County
Nanping, 353500
China

> **Re: Asia Green Agriculture Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 000-53343**

Dear Mr. Chin:

We have reviewed your letter dated December 20, 2013, in response to the Staff's letter dated December 10, 2013 and have the following additional comment. Please revise your disclosure in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 14. Deposits Paid, page F-27

1. We note from your response to prior comment two that your current practice is to transfer and classify your "Deposits paid for acquisition of land use rights" as "Land use rights" when significant benefits and risks of ownership of bamboo forest rights rest with you and occurs typically at the earlier of (i) the issuance of Forestry Right Certificate to you; or (ii) the time when you take control of operations of the bamboo forest pursuant to the relevant transfer agreement, and are entitled to operate the bamboo forest, receive all the relevant agricultural produce harvested from the bamboo forest, bear the cost of operating and maintaining the bamboo forest, and are not expecting any obstacles in transferring or issuing the Forestry Right Certificate to you. We note from your disclosure on page 26 that you have not obtained the Rural Land Contracted Operation Right Certificate for any of your 24 vegetables and fruit planting bases or the Forest Right Certificate for any of our seven bamboo forest lease agreements. In this regard, please tell us how the failure to obtain such certificates is considered in determining the recoverability of the amounts recorded for land use right at the end of each reporting period and why you believe the amounts capitalized are fully recoverable given the lack of documentation of land use rights agreements, and your limited ability to enforce contract terms if no formal documentation exists. Assuming a satisfactory response, please expand your disclosures in the notes to the financial statements and critical accounting estimates within MD&A to

explain in robust detail how you assess recoverability of the deposits paid and land use rights at the end of each reporting period. We may have further comment upon review of your response.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief